FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 3, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 3, 2016 – Amendment to Opening Position Disclosure

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title:   Chief Financial Officer

Item 1

Amendment to Opening Position Disclosure

RNS Number : 1508G

ARM Holdings PLC

03 August 2016

FORM 8 (OPD)

Amendment to Section 3(d)(i)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER

Rules 8.1 and 8.2 of the Takeover Code (the "Code")

1.	KEY INFORMATION

(a) Full name of discloser:	ARM Holdings plc

(b) Owner or controller of interests and short positions disclosed, if different from 1(a):

     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.

N/A
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	ARM Holdings plc
(d) Is the discloser the offeror or the offeree?	OFFEREE
(e) Date position held: The latest practicable date prior to the disclosure	29 July 2016
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.	POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	Nil	0	Nil	0
(2) Cash-settled derivatives:	Nil	0	Nil	0
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	0	Nil	0
TOTAL:	Nil	0	Nil	0

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	n/a

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe (including directors' and other employee options) of any person acting in concert with the party to the offer making the disclosure:

(a)	Interests of directors of ARM Holdings plc in its ordinary shares

Director	Number of ordinary shares of £0.005 pence each	Percentage of total issued share capital (excluding treasury shares) (%) (to 3 d.p.)
Stuart Chambers	40,000	0.003
Simon Segars	668,432	0.048
Mike Muller	1,236,000	0.088
Chris Kennedy	20,256	0.001
Andy Green	5,250	0
Lawton Fitt	630[1]	0
Steve Pusey	6,329	0

(b)	Interests in ARM Holdings plc ordinary shares held by directors in awards of ordinary shares under ARM Holdings plc's share plans

Long Term Incentive Plan

Director	Maximum number of ordinary shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Simon Segars	22560	13 August 2013	8.865	0	13 August 2016
	215,540	8 February 2014	8.96	0	8 February 2017
	198,366	12 February 2015	10.87	0	12 February 2018
	254,448	11 February 2016	8.99	0	11 February 2019
Mike Muller	122,858	8 February 2014	8.99	0	8 February 2017
	104,310	12 February 2015	10.87	0	12 February 2018
	132,438	11 February 2016	8.99	0	11 February 2019
Chris Kennedy	55,822	12 November 2015	10.53	0	12 November 2018
	208,042	11 February 2016	8.99	0	11 February 2019

* Mid-market closing price on the day prior to the date of grant

Deferred Annual Bonus Scheme

Director	Maximum number of ordinary shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Simon Segars	84,916	8 February 2014	8.96	0	8 February 2017
Mike Muller	63,003	8 February 2014	8.96	0	8 February 2017

* Mid-market closing price on the day prior to the date of grant

Restricted Share Awards under EEP

Director	Maximum number of ordinary shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Chris Kennedy	22,554	12 November 2015	10.53	0	12 November 2016
	22,554	12 November 2015	10.53	0	12 November 2017
	22,554	12 November 2015	10.53	0	12 November 2018
	22,554	12 November 2015	10.53	0	12 November 2019

* Mid-market closing price on the day prior to the date of grant

Save As You Earn

Director	Shares granted	Date of grant	Share price at grant (£)*	Exercise price (£)	Date from which exercisable	Expiry date
Chris Kennedy	2,300	24 June 2016	9.78	7.8240	1 August 2021	1 February 2022

* Mid-market closing price on the day prior to the date of grant

(c)	[Interests of close relatives and related trusts of directors of ARM Holdings plc in its ordinary shares]

Name	Number of ordinary shares of £0.005 pence each	Percentage of total issued share capital (excluding treasury shares) (%) (to 3 d.p.)
Michael Heal	1,300	0.000
J Muller and C Muller	100,000	0.007
Sarah and Amy Wehle	900	0.000
Tina Green	96	0.000
Joanne Segars	103	0.000
Terence George Segars	609	0.000

(d)	Interests of other concert parties of ARM Holdings plc

(i) Goldman, Sachs & Co.

Class of relevant security:	0.05p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	285,360	0.02	167,298	0.01
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	223,800	0.01	207,300	0.01
TOTAL:	509,160	0.03	374,598	0.03

(ii) Goldman Sachs Bank AG

Class of relevant security:	0.05p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	26,520	0.00	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	26,520	0.00	0	0.00

(iii) Goldman Sachs Financial Markets, L.P.

Class of relevant security:	ADRs
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	0	0.00	118,800	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	0	0.00	118,800	0.00

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:

Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state "none"

None

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:

(i)  the voting rights of any relevant securities under any option; or

(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state "none"

None

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	3 August 2016
Contact name:	Chris Kennedy
Telephone number:	+44(0)1223 400 400

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at http://www.thetakeoverpanel.org.uk/.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at http://www.thetakeoverpanel.org.uk/.

____________________

[1] Lawton Fitt holds 210 American Depositary Shares which correspond to 630 ordinary shares.

This information is provided by RNS

The company news service from the London Stock Exchange

END